Upstryve Inc.

Meet Upstryve - Marketplace for Professional Trades.

Prepare-Pass-Earn!

Pompano Beach, FL

Reg CF
$249,999 Maximum

$0 *of $25,000 Minimum*

Funders

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Pitch

Invest in an online tutoring platform that is the first of its kind.

Introducing
Upstryve

There are a record number of retiring professionals in the trades industry, but not enough individuals to fill their shoes. Despite offering incentives and opportunities to make the same starting wage as the average office job, there are not enough young individuals to fill these job vacancies.

With over 5,000 licenses in the United States, it can be a challenge for aspiring trade professionals to find the right expert and program to become certified. We believe the trades test prep industry is ready for a change. Students are interested in a one-on-one experience. These students have a higher first time pass rate than students who attend seminars with large groups of students.

Upstryve is a one-on-one marketplace which matches aspiring students with industry experts in today's red-hot professional trades space. Our target audience includes individuals who aspire to make careers in the following industries:

- Construction
- Engineering
- Safety
- Heavy Equipment
- National Association Certification for Trade Professionals

Our industry experts can make a real income with earnings in tutoring, publishing, and affiliate sales. We are helping to solve the problem that many students face, which is finding a physical classroom where they can study under a trade professional.

Our Founders have successfully built a company servicing this important industry, and data shows that this market is ripe for this platform. In the past, many students in the trades industry struggle to find a physical classroom; COVID-19 has accelerated the path towards online leaning, and Upstryve's platform makes it easy for students to access published content, and tutoring.

Upstryve was immediately profitable when it launched in 2020. Our founders have a history of taking companies public, and with over 40% gross margins, and 20% EBITDA margins, we hope to hit over $3 million in EBITDA by 2022. Our incredible team is made up of experts in customer acquisition, lead generation, and social media marketing.

We hope to become the only nationwide platform for individuals to study for their trades exams, receive mentoring advice from professionals, and find jobs. We see ourselves going public or selling the company to a larger tutoring or education company within three years.

Invest in Upstryve today, and invest in the future of our important trades industry.

Community Impact

 Education

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Key Facts
Upstryve has been profitable since inception with high gross margins of 40% and high EBITDA margins of 20%.
We have a library of 500 plus student self study programs in the trade and vocational industry.
We give our tutors three ways to make money, enabling them to make a full time career out of this, if desired.
Strong proof of concept in 2020 with a sample size of 20 tutors and industry experts and over 500 students.
Our team members have expertise in customer acquisition, lead generation and social media marketing.

Our team members have expertise in customer acquisition, lead generation and social media marketing.

Hide all sections   ⌃

🖳 Opportunity   ⌃



Up**stryve**
PREPARE. PASS. LEARN

Invest in the launch of the first marketplace that lets aspiring trade professionals connect with industry experts for 1-on-1 online tutoring.

INVESTOR DECK - CONFIDENTIAL /

Upstryve is the first one-on-one learning platform in the red-hot online tutoring market to focus on the trades industry. Upstryve distinguishes itself by pioneering the space for the modern trade student's needs. The contractor industry in general has survived with physical brick and mortar strategies and has been overlooked in the world's technological evolutions. We are solving the problem of the finding a physical classroom for exam prep courses for trades professionals.

The private tutoring industry is a $46.9B annual US market that is ripe for digitization. In the United States, there are over 5,000 trade licenses and certifications. These licenses represent a large source of revenue for each state. Over 43 million Americans hold one or more of these certifications.

/ **Private tutoring is a $46.9B annual US market that's ripe for digitization[2]**

5K US Trade Licenses & Certifications[1] are a big source of State revenue

43M+ Americans hold one or more[3]

$25-$80 /hr cost of private tutoring[5]

10+ hours Per Student On Average[6]

$1500 Average Student Spend in Addition to Tutoring[4]



Sources: 1. Wikipedia 2. Globenews Wire Report (2018) 3. Monthly Labour Reviews 4. NAIS Report 5. NBC News Report 6. 1ExamPrep internal data

2

/ **Our niche focus on trade exam prep, and combination of 1-on-1 tutoring with rich course materials sets us apart**

wyzant	Varsity Tutors	American Contractors	HomePrep Education
Provides on demand tutors but does not provide monetization of knowledge assets for tutors	Less flexible. Does not provide direct access to tutors but routes via back-end process	Focuses on certifications for contractors. Does not provide tutoring	Only provides exam courses, and books. No private tutoring

There's no nationwide company doing this.
There's no company doing this even on a statewide scale.

Based on our experience in the contractor exam prep market, we've learned the average trade student spends $1,500 in exam prep. These students can spend months preparing, and still fail their multiple times before they attain licenses in construction, engineering, safety, heavy equipment, and more.

Upstryve makes it easy for students and tutors to be matched and engage online with scheduled video/audio conferences within the platform. Students and tutors leave reviews on each other's profiles for transparency and accountability records.

Upstryve makes it easy for students to post requirements, find recommended tutors and engage with them online


Upstryve
877.938.1888
Assisting students nationwide in passing their trade exams
Matching students with experts in the field is what we do

1. Match & Select
Based on student search and the type of tutor they need

2. Book & Connect
Using tools for scheduling and video/audio conferencing on- platform

3. Review
Students and tutors leave reviews on each others' profiles to build records of transparency and accountability

Upstryve makes it easy to offer and receive 1-on-1 vocational tutoring online

1. **MATCHMAKING**
   Find industry expert tutors based on credentials, reviews, location, trade, learning objectives, budget and schedule
2. **MARKETPLACE**
   Access to pre-packaged practice exams, required text books and materials, escrow, payments and direct communication
3. **MONETIZATION**
   Percentage of all tutoring fees, and sales of digital content developed by our industry experts and large publishers

This is a highly profitable untapped niche in the red-hot online tutoring space.

Our unique business concept is the first that lets tutors maximize earnings in three different ways: through fees, commissions, and royalties. Upstryve tutors are able to set their own hourly wage, make their own schedule, and work from the comfort of their home. Tutors will be able to participate in our Publish and

Profit platform, receive royalties on all materials created when they are sold through our platform, and are able to collect commissions on affiliate sales for exam testing materials and study guides through our online store.



We're the only online tutoring marketplace that offers tutors 3 ways to get paid

▶ Tutoring

- Set your hourly wage, choose your hours, and work from the comfort of your own home

▶ Publish and Profit

- Receive royalties on all materials you create when they're sold in print, digital or media formats.
- Create sample questions, sample tests, video tutorials, study guides or simple tips and tricks.
- Upstryve collects your digital content, packages it and plugs it directly into our online store and expanded distribution networks that reach thousands of aspiring trade professionals.

▶ Affiliate Sales

- All courses have required materials for exam prep and test day
- Tutors earn commission on each sale created through their own unique store link.
- Tutors can write their own curriculum and add all the items the student will need to successfully pass their exam using Upstryve materials.

/20

Upstryve tutors will upsell course materials founded on our proprietary content library for 500+ licenses



100+ Online Seminars

500+ Self-study courses

300+ eBooks and Physical Books

1000+ Simulated tests

20+ Accredited Programs

/6

Upstryve was designed off the success of our in-person test-prep, training and e-learning business. The founders of Upstryve have operated test prep and training businesses for contractors, safety, and heavy equipment. These test prep and certification companies have attained strong national brand awareness. These companies generated over $8 million in revenue in 2019. Over 50,000 students in all 50 states have passed through the programs.

The founders of Upstryve have been able to develop successful scalable opportunities using their experience from past endeavors.

The one data point that created the idea for Upstryve was how tutors become mentors to their students and therefore are the most effective sales conduits for course materials.

Upstryve has started from a position of strength taking only the absolute best of the methods from these established companies. We are utilizing the 500 plus courses already created.

Upstryve is built off the success of our in-person test-prep, training and e-learning business



$8M	50K	500+	25%
2020 Revenue $5M in Florida	Total Students in 50 states	Courses focused on State and National	Repeat customers



| Alone | since launch | National Vocational Exams | |

+84%
Post-Covid Revenue Increase

We've gone from 5-10 in a physical class to 100+ via Zoom

Our data shows that tutors become mentors to their students and therefore are the most effective sales conduits for course materials

Bottom line:
Online tutoring is here to stay. Upstryve is building the go-to platform to host 1-on-1 tutoring for exam prep for trade certification and licensing

/ 5

After a soft concept launch for Upstryve in the southeast United States in 2020, we helped hundreds of students increase their passing rate by 30% with the assistance of online trade exam tutoring. These were all indicators that showed us that the contractor exam prep audience was ready to have their resources digitized.

Why Upstryve is well-positioned for success:

We launched the company in 2020 and were profitable in our first year. Upstryve has 40% Gross Margins and 20% EBITDA margins.

Our founders are serial entrepreneurs, have successfully built a company servicing this market and data shows that this market is ripe for this platform. They have successfully created exits and taken companies public and have experience in Series A financing.

Our team's background is made of experts in e-learning, customer acquisition, lead generation, and social media and digital content marketing.

Upstryve owns a significant amount of published content in this space.

In 2022, we are projecting to hit over $3 million in EBITDA with a nationwide reach.

COVID-19 has significantly increased demand for online test prep tutoring. Online tutoring offers flexibility to teachers and students, and it is more engaging and immediate than large class formats. Students want a safe, flexible and tailored tutoring experience; tutors want a better way to monetize their knowledge and expertise.

/ COVID-19 has significantly increased demand for online test prep tutoring


IT'S MORE FLEXIBLE FOR TUTORS AND STUDENTS


IT'S MORE ENGAGING THAN IRL TUTORING


IT'S FASTER THAN IRL AND LARGE CLASS FORMATS



Students want a safe, flexible and tailored tutoring experience.

Tutors want a better way to monetize their knowledge & expertise.

ENTER **Upstryve**
PREPARE. PASS. LEARN

/ 3

Our Goals:

Our primary goal is to grow to a presence in all 50 states in 2021 and achieve $15 million in revenue in 2022.

Our three-year goal is to become the only nationwide platform in our space where individuals in the trades industry can study for their exams, get mentoring advice from industry professionals and even potentially find jobs.

Within three years, we hope to have a successful sale of the company to a larger tutoring or education company.

/ 2022 KPIs and 3-Y Forecast

3-YEAR FORECAST

3.9x
LTV : CAC

$6.2M
Tutoring Revenue

$18.0
$16.0
Millions



$8.3M
Other Revenue

$3.6M
EBITDA

📄 Our Terms   ⌃

Convertible Note
Security Type

The securities offered here are in the form of a Convertible Note, with a specified maturity date, interest rate, and valuation cap. These instruments will allow investors to convert its investment into shares of preferred stock in accordance with conversion terms outlines in the agreement.

The valuation cap will be at $6,000,000, with a discount rate of 20%. Any accrued interest on the note will be payable at maturity, which is 2 years. The Convertible Note cannot be prepaid prior to Maturity Date without unanimous written consent of Investors. Automatic conversion will occur if financing happens on or prior to maturity date. If necessary, the company and investors may negotiate for an extension of the note.

Overall, the company also has other shareholders, holding common stock in the company. Such stock may allow its holders to voting rights, that are not otherwise afforded under securities issued in this offering.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

7%
Annual Interest Rate

20%
Discount Rate

$6,000,000
Valuation Cap

2 years
Maturity Date

None
Shareholder Voting Rights

None
Shareholder Voting Right Limitations

Perk calculator
Please select potential investment amount to reveal available perks

$100

Invest $100

Benefits & Perks

$500

Supporter

1. **Upstryve Wireless Phone Charger** As a thank you for being a supporter of Upstryve we will send you a Upstryve logo wireless phone charger. The Upstryve PowerCircle is an exclusively designed Qi Wireless Charger featuring a perfectly round shape, smooth beveled edges, slim profile and ultra-lightweight design - which allows your customer to easily carry and display it along with your full-color, edge-to-edge printed logo, slogan, or tagline. Fast Charging (10 Watt Max) output allows your phone to be charged with the highest efficiency.

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$1,000

Enthusiast

1. **Upstryve Wireless Phone Charger** As a thank you for being a supporter of Upstryve we will send you a Upstryve logo wireless phone charger. The Upstryve PowerCircle is an exclusively designed Qi Wireless Charger featuring a perfectly round shape, smooth beveled edges, slim profile and ultra-lightweight design - which allows your customer to easily carry and display it along with your full-color, edge-to-edge printed logo, slogan, or tagline. Fast Charging (10 Watt Max) output allows your phone to be charged with the highest efficiency.

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2. **Access to VIP Webinar Series** Receive access to our webinars and pre-recorded sessions with industry experts in the following fields: - Business Formation - Social Media Marketing and Setup - Google AdWords Marketing - Legal - Accounting and Tax - Business Tips and Ideas - Marketing - Reputation Building Our industry experts are worth investing your time as we have helped businesses grow and be successful.

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$2,500

Sponsor

1. **Upstryve Wireless Phone Charger** As a thank you for being a supporter of Upstryve we will send you a Upstryve logo wireless phone charger. The Upstryve PowerCircle is an exclusively designed Qi Wireless Charger featuring a perfectly round shape, smooth beveled edges, slim profile and ultra-lightweight design - which allows your customer to easily carry and display it along with your full-color, edge-to-edge printed logo, slogan, or tagline. Fast Charging (10 Watt Max) output allows your phone to be charged with the highest efficiency.

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2. **Access to VIP Webinar Series** Receive access to our webinars and pre-recorded sessions with industry experts in the following fields: - Business Formation - Social Media Marketing and Setup - Google AdWords Marketing - Legal - Accounting and Tax - Business Tips and Ideas - Marketing - Reputation Building Our industry experts are worth investing your time as we have helped businesses grow and be successful.

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3. **Your Business Sponsored on our Social Platforms** Sponsorship of your Business to our network of individuals throughout the United States with over 20,000 followers with aspiring professionals, business owners and influencers on Youtube, Facebook, Instagram and Twitter. Logo Visibility and Business Shout Out.

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$5,000

Ambassador

1. **Founders One on One** Have access to the Founders and Executive Team at Upstryve. Learn in depth as an insider about our path towards success. Access one on one time with our team and see how our knowledge of online businesses can possibly help your career.

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2. **Upstryve Wireless Phone Charger** As a thank you for being a supporter of Upstryve we will send you a Upstryve logo wireless phone charger. The Upstryve PowerCircle is an exclusively designed Qi Wireless Charger featuring a perfectly round shape, smooth beveled edges, slim profile and ultra-lightweight design - which allows your customer to easily carry and display it along with your full-color, edge-to-edge printed logo, slogan, or tagline. Fast Charging (10 Watt Max) output allows your phone to be charged with the highest efficiency.

Read less

3. **Access to VIP Webinar Series** Receive access to our webinars and pre-recorded sessions with industry experts in the following fields: - Business Formation - Social Media Marketing and Setup - Google AdWords Marketing - Legal - Accounting and Tax - Business Tips and Ideas - Marketing - Reputation Building Our industry experts are worth investing your time as we have helped businesses grow and be successful.

Read less

4. **Your Business Sponsored on our Social Platforms** Sponsorship of your Business to our network of individuals throughout the United States with over 20,000 followers with aspiring professionals, business owners and influencers on Youtube, Facebook, Instagram and Twitter. Logo Visibility and Business Shout Out.

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🪪 Our Team ⌃



Evan Levine `BOARD MEMBER`
FOUNDER

Evan M. Levine is an assertive and insightful leader encompassing over three decades of in-depth expertise in strategic ventures, executive supervision, asset management and the institutional investment business. His proficiencies include initiating, restructuring, and managing corporate infrastructure with knowledge, skill and a proven track record of delivering extraordinary returns to investors and shareholders as well as partners, employers and employees.

He is adept at launching and reorganizing companies in various stages of development as well as originating and managing investment products including hedge funds, private equity capital vehicles, and NFA commodities / futures funds. Mr. Levine has served on the public and private boards of over one dozen companies in roles that include Chairman of the Board, Executive Chairman, Vice Chairman, Chief Executive Officer, Audit Committee Chairman, Nominating / Governance /Compensation Committee Member, and Trustee.



Noah Davis `FOUNDER`
CEO

Business Executive, Investor and Entrepreneur with expertise in launching, reorganizing and managing businesses in Real Estate, Oil and Gas, Healthcare, E-Commerce, Education Technology and Transportation companies.

Proficient in financial analysis, syndication, new business development, project management and marketing. Adept in the intricacies of budgeting, financial analysis, corporate structure and brand marketing to create significant value.

in



Johanna Viscaino `ADVISOR`
CMO

Jo is a natural creative. she has ben practicing visual arts for 17 years and applies her knowledge of aesthetics, whether lading a design discussion or creating content. in addition. she has 13 years of experience in the music industry. which



allows her to bring out of the box ideas when it comes to promotions.

Ori Gross ADVISOR

CTO

Ori is the technical guru here at Upstryve. He has over ten years of programming experience, software set up, and managing all technical needs.

Prior to Upstryve he served as Chief Engineer at a large online education company. He has managed software and over a dozen websites at prior companies.



Juan Garcia ADVISOR

BUSINESS SALES & PARTNERSHIPS

For over 15 years Juan Garcia has been producing engaging educational content for broadcast and broadband and has previously worked with companies like Apple, Disney, and Adobe on launching innovative educational programs. He produced Energy at the Movies, a PBS special that was telecast to over 43 million homes and earned a Bronze Telly award for excellence in educational programming. Garcia also produced the Energy 101 Massive Open Online Course (MOOC) for The University of Texas at Austin, which was taken by over 44,000 students from around the world and earned praise and recognition from Forbes and the New York Times.



Cesar Valencia ADVISOR

DIGITAL MARKETING MANAGER

Cesar is a Photographer, Videographer and Content Creator with a focus on Digital Marketing. When he is not in front of his laptop or behind a camera lens he enjoys climbing and hiking outside. He currently lives on the road full time, always looking for new experiences and areas to explore.



Lauren Ruiz

ACCOUNT MANAGER

Lauren Ruiz is Account Manager extraordinaire at Upstryve. As an integral part of the development team, she knows the ins and outs of all available courses. With a background in hospitality she will ease your mind with direct answers to your every question.

Our Milestones

Show All

2020

Upstryve Launch
The launch of our digital published content sales and tutoring services.
Jul 1st

Website and Portal Launch
Nov 1st

Addition of Key Team Members Juan Garcia - VP Sales and Partnerships Cesar Valencia - Digital Marketing Manager Lauren Ruiz - Account
Nov 9th

Profitable Year End 1
End of Profitable First Year
Nov 30th

2021

Upstryve Influencer Program
Launch of Upstryve Influencers. We are partnering with influencers on Youtube and Instagram in specific trades to promote and join the platform as influencers.
Jan 1st

Upstryve Enterprises Launch
Launch of Upstryve for Companies. We will be offering a white label service for large corporations who want to have their employees book time with specific in house trainers and obtain certificates of completion.
Feb 1st

Launch of Upstryve Publishing Platform
Jun 1st

Sep 1st

FAQ

Q: How do I find a tutor?

A: First use our search bar to determine which license and which state you are studying/ applying for. Upstryve will redirect you to available tutors that fit with your schedule. You can also find a specific tutor by entering their unique affiliate link.

Q: How do I find a tutor that fits my needs?

A: Once you look for the correct state licensing you need, corresponding tutors will be made available.

Q: What kind of certification process do tutors go through?

A: Tutors are thoroughly vetted before they are allowed to accept students by the Upstryve team.

Q: How far ahead can I schedule a tutoring session?

A: 60 days.

Q: What else do I need besides my computer?

A: Depending on your licensing, you may need to purchase additional study material as well as practice questions.

Q: As a tutor, can I set my own rate?

Q: How do I schedule a session on my calendar?

A: Once you are registered and have been approved to tutor, you will be asked to submit your availability. Once in Calendly, you will be able to modify your schedule.

Q: How many students can be present for a single tutoring session?

A: Your tutor will be able to set the class size.

Q: How much do I have to pay upfront?

A: You will have to purchase the minimum amount per hourly rate your tutor sets.

Q: How do I view my commissions and royalties?

A: We will send you an email confirmation once you sign up with a link to your GoAffPro account. You will be sent a default password that you will need to change once you sign in to your account. There you will be able to view your dashboard and keep tabs of all of your affiliate sales, commissions and royalties.

Q: How do I earn commission on products and services sold in the Upstryve store?

A: Students who purchase products and services from the Upstryve store using your affiliate link will earn commissions based on pre-tax purchases by the student.

Q: What is our competitive landscape?

Q: When will the company see revenue?

A: The company is already operating at a profit. In Year 2022, the company's projections show a $6.2 million tutoring revenue, $8.3 million other revenues, such as student revenues, with a $3.6 million EBITDA.

Q: What are the company's future plans?

A: The company desires to accomplish the following in Year 2021: (i) provide pre-packaged required testing materials; (ii) expand user base by collaborating with trade schools. In Year 2022, the company is seeking to provide more advanced services, such as providing job training opportunities for students and offering business set-up services for graduates. The company also wishes to engage in B2B sales by white-labeling its own content.

Q: What marketing tools will the company use to reach its target market?

A: The company will engage through earned and paid social media, such as YouTube. The company currently has approximately 2,900 subscribers on YouTube. It will also collaborate with other successful platforms for cross promotion purposes, along with increasing its efficiency in AdWords and SEO. Traditional B2B and word of mouth marketing techniques will also bring meaningful results.

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